LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@agronlaw.com

February 27, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Live Buzz, Inc. Registration Statement on Form S-1 Amendment Number 1 File No. 333-154629

Attn:	Kathryn Ray Division of Corporation Finance Mail Stop 4561

Dear Ms. Ray:

        In response to the Staff’s letter to us dated December 12, 2008, please be advised as follows:

         1.        We have updated the financial statements and related financial disclosure and MD&A in the Registration Statement through October 31, 2008.

         2.        We have expanded the Management’s Discussion and Analysis section to quantify the amount of funds we will need to operate the Company for the next 12 months.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron Gary A. Agron

GAA/jp

Enclosures